Pit, 2/1/02



02014951

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 12 February 2002

By: 

Name: Simon Pearce

Title: Company Secretary



Tuesday, 12th February 2002

Update re. Carnival Statement

The Board of P&O Princess notes today's press release by Carnival Corporation regarding its antitrust/regulatory position.

Today's statement adds nothing new to the debate.

Contrary to Carnival's stated position, P&O Princess continues to believe that Carnival's takeover proposal will face more significant regulatory issues and risks than the combination with Royal Caribbean. Carnival continues to have no commitment to overcome and resolve any conditions or issues that may be raised by the European and American regulators, and continues to leave all the consequent risks with the P&O Princess shareholders.

Peter Ratcliffe, Chief Executive of P&O Princess, commented:

"This latest statement, which comes at a very late stage and offers nothing new, increases our concern that Carnival is indifferent between breaking up the merger with Royal Caribbean and completing its takeover proposal.

"We continue to believe that the Company's best interest is to take the deal which is in hand, will create value, and has the best chance of achieving clearance in a potentially difficult regulatory environment.

"Accordingly, the Board continues to recommend that shareholders vote in favour of the Combination with Royal Caribbean, and against any resolution to adjourn the Extraordinary General Meeting on 14 February."

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

Brunswick (London)
+44(0) 20 7404 5959
John Sunnucks
Sophie Fitton
Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for P&O Princess Cruises plc and no one else in connection with the proposal from Carnival and will not be responsible to anyone other than P&O Princess Cruises plc for providing the protections afforded to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the approach.

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.